

June 24, 2011

Rafik Jallad
Chief Executive Officer
Portlogic Systems, Inc.
100 King St. West
Suite 5700
Toronto, Ontario, Canada, M5X1K7

> **Re: Portlogic Systems, Inc.**
> **Form 10-Q for the Quarter Ended February 28, 2011**
> **Filed April 19, 2011**
> **Form 10-K for the Fiscal Year Ended May 31, 2010**
> **Filed September 13, 2010**
> **File No. 001-34905**

Dear Mr. Jallad:

We have reviewed your letter dated June 17, 2011 in connection with the above-referenced filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 26, 2011.

Form 10-Q for the Quarter Ended February 28, 2011

Fair Value Measurements, page 14

1. We note your response to prior comment 1 and have the following comments. Clarify whether you have elected to measure your financial assets and liabilities using the amortized cost basis or the fair value option method. See ASC 825-10-25. Tell us how you determined that the fair value of your financial assets and liabilities approximate their carrying values due to their short-term maturities.

Please note that fair value is defined as the <u>price</u> that would be received to sell an asset or paid to transfer a liability in an orderly transaction between <u>market participants</u> at the measurement date. In addition, explain in greater detail why you believe that your loan receivable, notes payable and convertible loan should be categorized as Level 2 within the fair value hierarchy. That is, tell us why you believe the inputs used to determine fair value are observable either directly or indirectly. See ASC 820-10-35-(47-51).

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3459 if you have any questions regarding comments on the financial statements and related matters. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief